VISUAL ACUMEN, INC.

May 7, 2014

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Celeste M. Murphy

Re:	Visual Acumen, Inc. Request for Accelerated Effectiveness File No. 333-193773

Dear Ms. Murphy:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Visual Acumen, Inc. hereby requests that its registration statement on Form S-1, File No. 333-193773 be granted accelerated effectiveness.  By requesting accelerated effectiveness, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting that the effective date of the Form S-1 referred to above be accelerated so that it will become effective on May 9, 2014 at 5:00 PM ET or as soon as possible thereafter. This date and time has been selected to allow for adequate review of our request by the Commission.

Sincerely,

/s/ Alex McKenna

Alex McKenna

President